Exhibit 1

VISTA OIL & GAS S.A.B. DE C.V.

Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018

VISTA OIL & GAS S.A.B. DE C.V.

Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018

INDEX

•	Interim condensed consolidated statement of profit or loss and other comprehensive income for the nine-month periods ended September 30, 2019 and 2018.

•	Interim condensed consolidated statement of financial position as of September 30, 2019 and December 31, 2018.

•	Interim condensed consolidated statement of changes in shareholders’ equity for the nine-month periods ended September 30, 2019 and 2018.

•	Interim condensed consolidated statement of cash flows for the nine-month periods ended September 30, 2019 and 2018.

•	Notes to the interim condensed consolidated financial statements as of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018.

VISTA OIL & GAS S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of profit or loss and other comprehensive income for the nine-month periods ended September 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars)

	Notes	For the period from January 1st to September 30, 2019	For the period from January 1st to September 30, 2018	For the period from July 1st to September 30, 2019	For the period from July 1st to September 30, 2018
Revenue from contract with customers	4	319,531	227,233	105,443	116,947
Cost of sales:
Operating expenses	5.2	(88,715)	(57,488)	(28,427)	(26,546)
Crude oil stock fluctuation	5.1	1,008	(119)	(2,365)	267
Depreciation, depletion and amortization	2.2/12/13	(114,640)	(63,299)	(45,895)	(32,416)
Royalties		(47,719)	(34,052)	(14,728)	(17,133)

Gross profit		69,465	72,275	14,028	41,119

Selling expenses	6	(20,393)	(13,208)	(6,851)	(7,209)
General and administrative expenses	7	(29,152)	(19,631)	(8,278)	(9,323)
Exploration expense	8	(611)	(180)	333	122
Other operating income	9.1	2,698	2,879	948	2,534
Other operating expenses	9.2	(2,194)	(15,482)	455	(7,275)

Operating profit		19,813	26,653	635	19,968

Investment in associates		84	—	84	—

Interest income	10.1	697	381	382	(1,095)
Interest expense	10.2	(20,309)	(11,124)	(7,984)	(7,231)
Other financial results	10.3	9,676	(28,523)	22,420	(11,330)

Financial results, net		(9,936)	(39,266)	14,818	(19,656)

Profit / (Loss) before income tax		9,961	(12,613)	15,537	312

Current income tax benefit / (expense)	14	1,587	(29,411)	5,054	(13,284)
Deferred income tax (expense) / benefit	14	(22)	(30,206)	911	(14,915)

Income tax benefit /(expense)		1,565	(59,617)	5,965	(28,199)

Net profit /(loss) for the period		11,526	(72,230)	21,502	(27,887)

Other comprehensive
Other comprehensive that will not be reclassified to profit or loss in subsequent periods
- Remeasurements (loss) / profit related to defined benefits plans	24	(27)	2,317	993	—
- Deferred income tax benefit / (expense)	14	7	(579)	(248)	—

Other comprehensive that will not be reclassified to profit or loss in subsequent periods		(20)	1,738	745	—

Other comprehensive for the period, net of tax		(20)	1,738	745	—

Total comprehensive profit / (loss) for the period		11,506	(70,492)	22,247	(27,887)

Notes 1 to 29 are an integral part of these unaudited interim condensed consolidated financial statements

VISTA OIL & GAS S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of profit or loss and other comprehensive income for the nine-month periods ended September 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars)

	Notes	For the period from January 1st to September 30, 2019	For the period from January 1st to September 30, 2018	For the period from July 1st to September 30, 2019	For the period from July 1st to September 30, 2018
Earnings / (Losses) per share attributable to equity holders of the parent
Basic - (In U.S. dollars per share)	11	0.148	(1.390)	0.256	(0.396)
Diluted - (In U.S. dollars per share)	11	0.144	(1.390)	0.248	(0.396)

Notes 1 to 29 are an integral part of these unaudited interim condensed consolidated financial statements

VISTA OIL & GAS S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of financial position as of September 30, 2019 and December 31, 2018

(Amounts expressed in thousands of US Dollars)

	Notes	As of September 30, 2019	As of December 31, 2018
Assets
Non-current assets
Property, plant and equipment	12	902,983	820,722
Goodwill	13	28,484	28,484
Other intangible assets	13	33,435	31,600
Right-of-use assets	2.2	9,772	—
Investments in associates	26	84	—
Trade and other receivables	15	15,932	20,191

Total non-current assets		990,690	900,997

Current assets
Inventories	17	16,735	18,187
Trade and other receivables	15	102,556	86,050
Cash, bank balances and other short-term investments	18	241,282	80,908

Total current assets		360,573	185,145

Assets held for sale	26	7,062	—

Total assets		1,358,325	1,086,142

Shareholders’ equity and liabilities
Shareholders’ equity
Share capital	19	660,159	513,255
Share-based payment reserve		11,553	4,021
Accumulated other comprehensive loss		(2,694)	(2,674)
Accumulated Loss		(23,419)	(34,945)

Total shareholders’ equity		645,599	479,657

Liabilities
Non-current liabilities
Deferred income tax liabilities		132,116	133,757
Leases liabilities	2.2	5,347	—
Provisions	20	14,664	16,186
Financial liabilities	16.1	378,183	294,415
Warrants	16.4	2,582	23,700
Employee defined benefit plans obligation	24	3,445	3,302
Accounts payable and accrued liabilities	23	566	1,007

Total non-current liabilities		536,903	472,367

Current liabilities
Provisions	20	2,200	4,140
Leases liabilities	2.2	4,221	—
Financial liabilities	16.1	69,964	10,352
Salaries and social security payable	21	6,845	6,348
Income tax payable		—	22,429
Other taxes and royalties payable	22	5,345	6,515
Accounts payable and accrued liabilities	23	85,690	84,334

Total current liabilities		174,265	134,118

Liabilities held for sale	26	1,558	—

Total liabilities		712,726	606,485

Total shareholders’ equity and liabilities		1,358,325	1,086,142

Notes 1 to 29 are an integral part of these unaudited interim condensed consolidated financial statements

VISTA OIL & GAS S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of changes in shareholders’ equity for the nine-month period ended September 30, 2019

(Amounts expressed in thousands of US Dollars)

	Share Capital	Share-based payment reserve	Accumulated other comprehensive losses	Accumulated losses	Total shareholders’ equity
Balances as of December 31, 2018	513,255	4,021	(2,674)	(34,945)	479,657

Profit for the period	—	—	—	11,526	11,526
Other comprehensive loss for the period	—	—	(20)	—	(20)

Total comprehensive (loss)	—	—	(20)	11,526	11,506

Proceeds from Series A shares net of issuance costs (Note 19)	146,904	—	—	—	146,904

Recognition of share-based payments reserve	—	7,532	—	—	7,532

Balances as of September 30, 2019	660,159	11,553	(2,694)	(23,419)	645,599

Notes 1 to 29 are an integral part of these unaudited interim condensed consolidated financial statements

VISTA OIL & GAS S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of changes in shareholders’ equity for the nine-month period ended September 30, 2018

(Amounts expressed in thousands of US Dollars)

	Share Capital	Share-based payment reserve	Non-controlling interest	Accumulated other comprehensive losses	Retained earnings (Accumulated Loss)	Total shareholders’ equity
Balances as of December 31, 2017	25	—	—	—	(5,095)	(5,070)

Loss for the period	—	—	—	—	(72,230)	(72,230)
Other comprehensive profit for the period	—	—	—	1,738	—	1,738

Total comprehensive loss	—	—	—	1,738	(72,230)	(70,492)

Series A shares net of issuance costs (Note 19)	513,918	—	—	—	—	513,918
Non-controlling interest arising on business combination	—	—	1,307	—	—	1,307
Acquisition of non-controlling interest	—	—	(1,307)	—	—	(1,307)

Recognition of share-based payments reserve	—	2,550	—	—	—	2,550

Balances as of September 30, 2018	513,943	2,550	—	1,738	(77,325)	440,906

Notes 1 to 29 are an integral part of these unaudited interim condensed consolidated financial statements

VISTA OIL & GAS S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of cash flows for the nine-month period ended September 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars)

	Notes	For the period from January 1st to September 30, 2019	For the period from January 1st to September 30, 2018	For the period from July 1st to September 30, 2019	For the period from July 1st to September 30, 2018
Cash flows from operating activities
Net profit / (loss) for the period		11,526	(72,230)	21,502	(27,887)

Adjustments to reconcile net cash flows provided by (used in) operating activities:
Non-cash items related with operating activities:
(Reversal in) for expected credit losses	6	(402)	3	(222)	—
Foreign currency exchange difference, net	10.3	1,391	12,625	3,325	1,832
Unwinding of discount on asset retirement obligation	10.3	1,209	503	407	123
Increase of provisions, net	9.2	1,492	1,263	(490)	1,197
Interest expense leases	10.3	740	—	300	—
Effect of discount of assets and liabilities at present value	10.3	859	—	433	—
Share-based payment expense	7	7,532	2,550	2,778	1,650
Employee defined benefits obligation	24	565	—	453	—
Current income tax	14	(1,565)	59,617	(5,965)	28,199

Non-cash items related with investing activities:
Depreciation and depletion	12/2.2	113,685	63,299	45,523	32,416
Amortization of intangible assets	13	955	—	372	—
Interest income	10.1	(697)	(381)	(382)	1,095
Change in the fair value of government bonds and mutual funds	10.3	5,258	(1,432)	5,336	(1,432)
Investment in associate		(84)	—	(84)	—

Non-cash items related with financing activities:
Interest expense	10.2	20,309	11,124	7,984	7,231
Changes in the fair value of Warrants	10.3	(21,118)	3,073	(33,145)	3,073
Costs of early settlements of borrowings and amortized costs	10.3	1,469	13,754	552	7,734

Changes in working capital:
Trade and other receivables		(14,899)	(35,750)	6,821	(16,022)
Inventories		(886)	3,752	2,488	5,987
Accounts payable and accrued liabilities and other payables		(16,040)	10,094	3,455	(24,810)
Employee defined benefits obligations		(450)	(195)	(197)	2,541
Salaries and social security payable		746	8,169	654	10,745
Other taxes and royalties payable		3,080	1,330	4,694	9,436
Provisions		(1,869)	(546)	(1,010)	17,061
Income taxes paid (1)		(25,092)	(13,901)	(2,723)	(5,595)

Net cash flows generated by operating activities		87,714	66,721	62,859	54,574

VISTA OIL & GAS S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of cash flows for the nine-month period ended September 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars)

	Notes	For the period from January 1st to September 30, 2019	For the period from January 1st to September 30, 2018	For the period from July 1st to September 30, 2019	For the period from July 1st to September 30, 2018
Cash flows from investing activities:
Payments for acquisition business, net of cash acquired		—	(708,136)	—	—
Payments for acquisition of property, plant and equipment (2)		(190,347)	(47,362)	(57,934)	(32,497)
Payments for acquisition of other intangible assets		(3,069)	—	(1,879)	(202)
Proceeds from other financial assets		4,688	15,496	(962)	11,875
Proceeds from interest received	10.1	697	381	382	(1,095)

Net cash flows (used in) investing activities		(188,031)	(739,621)	(60,393)	(21,919)

Cash flows from financing activities
Payment for acquisition of non-controlling interests		—	(1,307)	—	—
Payment of redemption of Series A shares	19	—	(204,590)	—	—
Proceeds from capitalization of Serie A shares net of issue costs	19	146,904	71,426	92,761	—
Proceeds from borrowings	16.2	175,000	560,000	115,000	300,000
Payment of cost of borrowings	16.2	(1,275)	(18,886)	(1,275)	(7,758)
Payments of borrowings´ principal	16.2	(28,000)	(260,000)	(28,000)	(260,000)
Payments of borrowings´ interests	16.2	(24,119)	(5,380)	(12,352)	(3,878)

Net cash flows generated by financing activities		268,510	141,263	166,134	28,364

Net increase (decrease) in cash and cash equivalents		168,193	(531,637)	168,600	61,019

Cash and cash equivalents at the beginning of the period	18	66,047	655,232	65,197	45,156
Effects of exchange rate changes on cash and cash equivalents		2,127	(18,072)	2,570	(652)
Net increase (decrease) in cash and cash equivalents		168,193	(531,637)	168,600	61,019

Cash and cash equivalents at the end of the period	18	236,367	105,523	236,367	105,523

Significant non-cash transactions
Acquisition of property, plant and equipment through increase in account payables		39,286	—	39,286	—
Capitalization of Series A Shares		—	442,491	—	442,491

(1)	Includes 13,087 related to income tax expense for the year ended December 31, 2018.
(2)	Includes 14,347 and 4,243 of acquisition net of property, plant and equipment, pending of payment for the nine and three-month period ended September 30, 2019, respectively.

Notes 1 to 29 are an integral part of these unaudited interim condensed consolidated financial statements

VISTA OIL & GAS S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 1. Corporate and Group information

1.1 General information and Group structure and activities

Vista Oil & Gas S.A.B. de C.V. (“VISTA” or the “Company” or the “Group”) was organized as a corporation with variable capital stock under the laws of the United Mexican States (“Mexico”) on March 22, 2017. The Company adopted the public corporation or “Sociedad Anónima Bursátil” form, on July 28, 2017.

The address of the Company´s main office is located in Mexico City (Mexico), at Volcán 150, Floor 5, Lomas de Chapultepec, Miguel Hidalgo, C.P.11000.

The main activity of the Company is, through its subsidiaries, the exploration and production of oil and gas (Upstream).

These unaudited interim condensed consolidated financial statements have been approved for issue by the Board of Directors on October 22, 2019.

There were no changes to the Group’s structure and activities since the date of issuance of the Group’s annual financial statements as of December 31, 2018.

Public Offering with New York Stock Exchange (“NYSE”) listing

On July 25, 2019 the Company made a global offering on the New York Stock Exchange (“NYSE”) and began trading the following day under the ticker “VIST”. Likewise, the Company issued additional Series A shares on the Mexican Stock Exchange (“BMV”). See Note 19 for more details.

Note 2. Basis of preparation and significant accounting policies

2.1 Basis of preparation and presentation

The unaudited interim condensed consolidated financial statements for the nine months ended September 30, 2019 and 2018 have been prepared in accordance with the International Accounting Standard (“IAS”) No. 34 – “Interim Financial Information”. The Company has chosen to present its financial statements corresponding to interim periods in the condensed form provided for in IAS 34. Selected explanatory notes are included to explain the events and transactions that are significant for the understanding of the changes in the financial position as of September 30, 2019 and the results of the Company for the nine-month period ended September 30, 2019. Therefore, the interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2018.

These unaudited interim condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of our consolidated financial statements as of December 31, 2018, except for the adoption of new standards and interpretations effective as from January 1, 2019 and the income tax expense that is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

The financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities that have been measured at fair value. The financial statements are presented in U.S. Dollars, which is the Company’s functional currency, and all values are rounded to the nearest thousand (U.S. Dollars 000), except when otherwise indicated.

2.2 New accounting standards, amendments and interpretations issued by the IASB adopted by the Company

The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The Company applies, for the first time, IFRS 16 Leases. As required by IAS 8, the nature and effect of the changes required by the standard are disclosed below.

VISTA OIL & GAS S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

IFRS 16 Leases

IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for most leases under a single on-balance sheet model.

The Company adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application on January 1, 2019. Under this method, the standard is applied retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. The Company elected to use the exemptions applicable to the standard on lease contracts for which the lease terms ends within 12 months as of the date of initial application, and lease contracts for which the underlying asset is of low value.

The effect of adoption IFRS 16 as at January 1, 2019 (increase/(decrease)) is as follows:

Assets
Right-of-use assets	12,103

Total assets	12,103

Liabilities
Lease liabilities	(12,103)

Total liabilities	(12,103)

The lease liabilities as at January 1, 2019 can be reconciled to the operating lease commitments as of 31 December 2018 as follows:

Operating lease commitments as at December 31, 2018	16,153
Weighted average incremental borrowing rate as at 1 January 2019	9.356%
Discounted operating lease commitments at January 1, 2019	13,608
Less:
Commitments relating to short-term leases	(1,401)
Commitments relating to leases of low-value assets	(104)

Total liabilities as at January 1, 2019	12,103

a)	Nature of the effect of adoption of IFRS 16

The Company has lease contracts for various items of buildings, office equipment and items of plant and machinery. Before the adoption of IFRS 16, the Company classified each of its leases (as lessee) at the inception date as either a finance lease or an operating lease. A lease was classified as a finance lease if it transferred substantially all of the risks and rewards incidental to ownership of the leased asset to the Company; otherwise it was classified as an operating lease. Finance leases were capitalized at the commencement of the lease at the inception date fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments were apportioned between interest (recognized as finance costs) and reduction of the lease liability. In an operating lease, the leased property was not capitalized, and the lease payments were recognized as rent expense in profit or loss on a straight-line basis over the lease term. Any prepaid rent and accrued rent were recognized under Trade and other receivables and Trade and other payables, respectively.

•	The Company did not have leases previously classified as financial leases.

•	Leases previously accounted for as operating leases:

The Company recognized right-of-use assets and lease liabilities for those leases previously classified as operating leases, except for short-term leases and leases of low-value assets. The right-of-use assets for most leases were recognized based on the carrying amount as if the standard had always been applied, apart from the use of incremental borrowing rate at the date of initial application. In some leases, the right-of-use assets were recognized based on the amount equal to the lease liabilities, adjusted for any related prepaid and accrued lease payments previously recognized. Lease liabilities were recognized based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at the date of initial application.

VISTA OIL & GAS S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The Company also applied the available practical expedients wherein it:

•	Used a single discount rate to a portfolio of leases with reasonably similar characteristics

•	Applied the short-term leases exemptions to leases with lease term that ends within 12 months at the date of initial application

•	Used hindsight in determining the lease term where the contract contains options to extend or terminate the lease

b)	Summary of new accounting policies

Set out below are the new accounting policies of the Company upon adoption of IFRS 16, which have been applied from the date of initial application:

•	Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.

Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.

•	Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities are remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

•	Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are individually considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

•	Significant judgement in determining the lease term of contracts with renewal options

The Company determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Company applies judgement in evaluating whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).

VISTA OIL & GAS S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

c)	Amounts recognized in the statement of financial position and profit or loss

Set out below, are the carrying amounts of the Company’s right-of-use assets and lease liabilities and the movements during the period:

	Right –of –use assets
	Buildings	Plant and machinery	Total	Lease liabilities
As of January 1, 2019	1,843	10,260	12,103	(12,103)

Additions	—	294	294	(294)
Depreciation of right-of-use (1)	(396)	(2,229)	(2,625)	—
Payments	—	—	—	3,769
Interest expense (2)	—	—	—	(940)

As of September 30, 2019	1,447	8,325	9,772	(9,568)

(1)	Depreciation of right of use associated to leases from drilling services incurred is capitalized as work in progress by 994.
(2)	Interest expenses of right of use associated to leases from drilling services incurred is capitalized as work in progress by 200.

IFRIC Interpretation 23 Uncertainty over Income Tax Treatment

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 Income Taxes. It does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The Interpretation specifically addresses the following:

•	Whether an entity considers uncertain tax treatments separately

•	The assumptions an entity makes about the examination of tax treatments by taxation authorities

•	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates

•	How an entity considers changes in facts and circumstances

An entity has to determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty needs to be followed.

The Company applies significant judgement in identifying uncertainties over income tax treatments. Since the Group operates in a complex multinational environment, it assessed whether the Interpretation had an impact on its consolidated financial statements.

The interpretation did not have an impact on the consolidated financial statements of the Company, since the Company’s current practice is in line with these amendments.

Amendments to IFRS 9: Prepayment Features with Negative Compensation

Under IFRS 9, a debt instrument can be measured at amortized cost or at fair value through other comprehensive income, provided that the contractual cash flows are ‘solely payments of principal and interest on the principal amount outstanding’ (the SPPI criterion) and the instrument is held within the appropriate business model for that classification. The amendments to IFRS 9 clarify that a financial asset passes the SPPI criterion regardless of an event or circumstance that causes the early termination of the contract and irrespective of which party pays or receives reasonable compensation for the early termination of the contract.

These amendments had no impact on the consolidated financial statements of the Company as it did not have prepayment Features with Negative Compensation during the period.

VISTA OIL & GAS S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Amendments to IAS 19: Plan Amendment, Curtailment or Settlement

The amendments to IAS 19 address the accounting when a plan amendment, curtailment or settlement occurs during a reporting period. The amendments specify that when a plan amendment, curtailment or settlement occurs during the annual reporting period, an entity is required to determine the current service cost for the remainder of the period after the plan amendment, curtailment or settlement, using the actuarial assumptions used to remeasure the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event. An entity is also required to determine the net interest for the remainder of the period after the plan amendment, curtailment or settlement using the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event, and the discount rate used to remeasure that net defined benefit liability (asset).

These amendments had no impact on the consolidated financial statements of the Company as it did not have any plan amendments, curtailments, or settlements during the period.

Amendments to IAS 28: Long-term interests in associates and joint ventures

The amendments clarify that an entity applies IFRS 9 to long-term interests in an associate or joint venture to which the equity method is not applied but that, in substance, form part of the net investment in the associate or joint venture (long-term interests).

This clarification is relevant because it implies that the expected credit loss model in IFRS 9 applies to such long-term interests.

The amendments also clarified that, in applying IFRS 9, an entity does not take account of any losses of the associate or joint venture, or any impairment losses on the net investment, recognized as adjustments to the net investment in the associate or joint venture that arise from applying IAS 28 Investments in Associates and Joint Ventures.

These amendments had no impact on the consolidated financial statements as the Company does not have long-term interests in its associate and joint venture.

Annual Improvements 2015-2017 Cycle

•	IFRS 3 Business Combinations

The amendments clarify that, when an entity obtains control of a business that is a joint operation, it applies the requirements for a business combination achieved in stages, including remeasuring previously held interests in the assets and liabilities of the joint operation at fair value. In doing so, the acquirer remeasures its entire previously held interest in the joint operation.

An entity applies those amendments to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 January 2019, with early application permitted.

These amendments had no impact on the consolidated financial statements of the Company as there is no transaction where a joint control is obtained during the nine-month period ended.

•	IAS 12 Income Taxes

The amendments clarify that the income tax consequences of dividends are linked more directly to past transactions or events that generated distributable profits than to distributions to owners. Therefore, an entity recognizes the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where it originally recognized those past transactions or events.

An entity applies the amendments for annual reporting periods beginning on or after 1 January 2019, with early application permitted. When the entity first applies those amendments, it applies them to the income tax consequences of dividends recognized on or after the beginning of the earliest comparative period.

Since the Company’s current practice is in line with these amendments, they had no impact on the interim consolidated financial statements of the Company. In addition, no dividends have been declared during the period.

•	IAS 23 Borrowing Costs

The amendments clarify that an entity treats as part of general borrowings any borrowing originally made to develop a qualifying asset when substantially all of the activities necessary to prepare that asset for its intended use or sale are complete.

VISTA OIL & GAS S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The entity applies the amendments to borrowing costs incurred on or after the beginning of the annual reporting period in which the entity first applies those amendments. An entity applies those amendments for annual reporting periods beginning on or after 1 January 2019, with early application permitted.

Since the Company’s current practice is in line with these amendments, they had no impact on the consolidated financial statements of the Company.

2.3 New accounting standards adopted by the Company

•	IFRS 5 - Non-current assets held for sale and discontinued operations

The Company classifies non - current assets and disposal groups as held for spin-off if their carrying amounts will be recovered principally through the transaction rather than through continuing use.

Non-current assets and disposal group classified as held for spin-off are measured at the lower of their carrying amount and fair value less costs of the transaction. These costs are the incremental costs directly attributable to the disposal of an asset, excluding finance cost and income tax expense.

The criteria for held for spin-off classification is regarded as met only when the operation is highly probable, and the asset or disposal group is available for the spin-off in its presents condition. Management must be committed to the plan to disposal the assets and the spin-off expected to be completed within one year from the date of the classification.

Property, plant and equipment and intangible assets are not depreciated or amortised once classifies as held for spin-off.

Assets and liabilities classified as held for sale are presented separately as current items in the unaudited interim condensed consolidated financial statements.

2.4 Basis of consolidation

The unaudited interim condensed consolidated financial statements incorporate the financial statements of the Company and its subsidiaries, except for the mentioned in the Note 26, there have been no changes in the Company’s ownership interests in subsidiaries during the period ended September 30, 2019.

Note 2.5 Impairment testing of Goodwill and non- financial assets other than Goodwill

The Company performed its annual impairment test in December and when circumstances indicated that the carrying value may be impaired. The Company´s impairment test for goodwill and non- financial assets is based on value in use calculations.

The Company considers the relationship between its market capitalization and its book value, among other factors, when reviewing indicators for impairment. As at September 30, 2019, the Company identified impairment indicators mainly as result of macroeconomic instability in Argentina which led to an increase in Argentina’s sovereign risk premium and freeze of pump prices in the short term.

As a result, management performed an impairment test as at September 30, 2019. The Company used the cash generating value in use to determine the recoverable amount which exceeded the carrying amount.

Almost all key assumptions used to determine the recoverable amount for the different cash generating units disclosed in annual consolidated financial statements in Note 3.2.2 for the year ended December 31, 2018 remained constant, but certain were updated. Some adjustments were incorporated to costs to account for cost efficiencies achieved during year 2019. In addition, the discount rate, which was derived from the weighted average cost of capital, was adjusted to reflect the changes in the country risk premium and crude oil, natural gas and liquefied petroleum gas (“NGL”) prices were updated based on new management’s estimates and available market data.

As a result of the updated analysis, management did not identify an impairment of Goodwill and non-financial assets.

VISTA OIL & GAS S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Sensitivity to changes in assumptions

With regard to the assessment of value in use as of September 30, 2019, the sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding all other assumptions constant.

As of September 30, 2019
Discount rate	+/- 100 basis points
Carrying amount	- / -

Expected crude oil, natural gas and NGL prices	+/- 10%
Carrying amount	- / (4,330)

2.6 Regulatory framework

A- Argentina

2.6.1 Oil and gas

2.6.1.1 Need and Urgency Decree No. 566/2019

Through Decree of Need and Urgency No. 566/2019 dated August 15, 2019, and effective as of August 16, 2019 (the “Decree 566/2019”), the government of the Argentine Republic determined that during the period covered from the entry into force of Decree 566/2019 until the ninety (90) calendar days following it (the “Term”):

(i) deliveries of crude oil made in the local market during the Term must be billed and paid at the agreed price between the producing and refining companies as of August 9, 2019, applying a reference exchange rate of Argentine Pesos (“ARS”) 45.19/US and a Brent reference price of US 59.00 per barrel;

(ii) that the maximum price of gasoline and diesel in all its qualities, marketed by refining companies and / or wholesale and / or retail retailers in the country, in all sales channels, during the Term, may not be higher than the current price as of August 9, 2019;

(iii) that during the Term, the refining companies and the wholesale and retail retailers of the country must cover, at the prices established in Decree 566/2019, the total national demand for liquid fuels in the Argentine Republic, in accordance with the volumes that are required from the usual practices of the Argentine market, providing on a regular and continuous basis to each and every one of the areas that make up the territory of the Argentine Republic; and

(iv) the hydrocarbon producing companies of the Argentine Republic, must cover the total demand for crude oil that is required by the Argentine market refining companies, providing on a regular and continuous basis to all refineries located in the territory of the Argentine Republic.

On August 20, 2019, the Company appeared in the Federal Administrative courts competent to demand the nullity of the effects of Decree 566/2019, requesting in a precautionary measure the immediate suspension of articles 1 and 4 of Decree 566/2019 that imposed maximum prices for the sale of crude oil in the local market and the obligation to supply it, all in order to avoid damages on the operations and financial results of the Company.

As of the date of these unaudited interim condensed consolidated financial statements, there has been no response on the request for precautionary measure.

2.6.1.2 Decree 601/19

By Decree 601/19, dated August 30, 2019, the provisions of Decree 566/2019 were modified, establishing that:

(i) until November 13, 2019 deliveries of crude oil made in the local market need to be invoiced and paid at the agreed price between the producing and refining companies as of August 9, 2019, applying a reference exchange rate of ARS 46.69/US and a Brent reference price of US 59/bbl; and

VISTA OIL & GAS S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

(ii) the maximum price of gasoline and diesel in all its qualities, marketed by the refining companies and the wholesale and retail retailers, whose final destination is the public supply through fuel pumps (gas stations) may not be higher than the current price as of August 9, 2019.

2.6.1.3 Resolution 557/2019

Through Resolution 557/2019, of the Ministry of Energy Government of September 19, 2019, it was determined that:

(i) during the term of Decree 601/2019 the prices of gasoline and diesel in all its qualities, marketed by refining companies and wholesale and retail retailers, whose final destination is the public supply through fuel pumps (gas stations) can increase in up to 4% with respect to the prices in force as of August 9, 2019; and

(ii) during the term of Decree 601/2019 deliveries of crude oil made in the local risk market will be invoiced and paid at the agreed price between the producing and refining companies as of August 9, 2019, applying a reference exchange rate of ARS 49.30/ US, equivalent to 5.58% increase over the current reference value, and a Brent reference price of US 59/bbl.

2.6.2 Gas Market

During the last few years, the National Government has created different programs seeking to encourage and increase gas injection into the domestic market.

2.6.2.1 Natural Gas Surplus Injection Promotion Program for Companies with Reduced Injection (the “IR Program”)

The IR Program was created by the Secretariat of Energy in Argentina in accordance with Resolution 60/13 of the year 2013. This program established price incentives for production companies that adhere to it, to increase the production of natural gas in the country and NGL importation penalties in case of breach of the committed volumes. The aforementioned resolution, which was amended by resolutions No. 22/14 and No. 139/14 established a price ranging from 4 US/MMBTU to 7.5 US/MMBTU, based on the highest production curve attained.

The IR Program was valid until December 2017, with the updated amount of 15,987 for PELSA and 4,676 for APCO pending payment for the Company.

On July 1, 2019, through Resolution No. 358/19, the Company was notified by the Ministry of Energy of the credit cancellation plan linked to the Natural Gas Injection Stimulation Program for Companies with Reduced Injection, at which was registered by resolution 95/2014. Which according to said resolution will be canceled with bonds issued by the National State (“Gas Natural Program Bonds”) denominated in US dollars to be amortized within a maximum term of thirty (30) installments.

During the three-month period ended September 30, 2019, the Company has received 6,193 in Gas Natural Program Bonds. As of September 30, 2019, the credit registered by the Company linked to the IR Program amounts to 14,470 of nominal value and 12,414 of current value.

There have been no significant changes in the Company’s Regulatory framework during the period ended September 30, 2019.

2.7 Reclassifications

Some figures shown in the third quarter 2018 unaudited interim condensed consolidated financial statements have been reclassified as originally issued for comparability of presentation with the 2019 unaudited interim condensed consolidated financial statements. The effects of this reclassification were recognized retrospectively in the statement of financial position as of September 30, 2018, in conformity with IAS 8, Accounting Policies, Changes in Accounting Estimates and errors.

VISTA OIL & GAS S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	For the period from January 1st yo September 30, 2018		For the period from July 1st yo September 30, 2018
	As reported originally	As reclassified	As reported originally	As reclassified
Statement of profit or loss
Other operating income and expenses:
Other operating results, net	(12,603)	—	(4,741)	—
Other operating income	—	2,879	—	2,534
Other operating expenses	—	(15,482)	—	(7,275)

Financial results, net:
Foreign currency exchange difference	(12,625)	—	(1,833)	—
Costs of early settlements of borrowings and other financing costs	(13,754)	—	(7,734)	—
Unwinding of discount on asset retirement obligation	(503)	—	(122)	—
Effect of discount on assets and liabilities at present value	(1,641)	—	(1,641)	—
Other financial results	—	(28,523)	—	(11,330)

	For the period from January 1st to September 30, 2018		For the period from July 1st to September 30, 2018
	As reported originally	As reclassified	As reported originally	As reclassified
Statement of cash flows
Non-cash items related with operating activities:
Other discount	1,641	—	1,641	—

Non-cash items related with investing activities:
Change in fair value of goverments bonds and mutual funds	—	(1,432)	—	(1,432)

Non-cash items related with financing activities:
Change of fair value of warrants	—	3,073	—	3,073

Changes in working capital:
Increase/(decrease) in provisions	—	—	25,367	17,061
Income taxes paid	—	—	(13,901)	(5,595)

VISTA OIL & GAS S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	For the period from January 1st to September 30, 2018		For the period from July 1st to September 30, 2018
	As reported originally	As reclassified	As reported originally	As reclassified
Cash flows from financing activities
Proceeds from capitalization of Serie A shares	95,000	—	—	—
Payment of issue costs from capitalization of Series A shares	(23,574)	—	—	—
Proceeds from capitalization of Serie A shares net of issue costs	—	71,426	—	—
Payments of borrowings	(278,886)	—	(267,758)	—
Payments of borrowings´ interests	—	(18,886)	—	(7,758)
Payments of borrowings´ costs	—	(260,000)	—	(260,000)

Note 3. Segment information

The Executive Management Committee (the “Committee”) of the Company has been identified as the CODM, which is responsible for the allocation of resources and evaluating the performance of the operating segment. The Committee monitors the operating results of its oil and gas properties, based on its separate production, due to the purpose of making decisions about the allocation of the resources and performance indicators.

The Committee considers the business as one single segment, the exploration and production of natural gas, liquid gas and crude oil (includes all upstream business activities), through its own activities, subsidiaries and shareholdings in joint operations, and based on the business nature, customer portfolio and risks involved. The company did not aggregate any segment, as it has only one.

The subsidiaries’ accounting policies to measure results, assets and liabilities of the segment are consistent with that used in this unaudited interim condensed financial statement.

Note 4. Revenue from contracts with customers

	For the period from January 1st to September 30, 2019	For the period from January 1st to September 30, 2018	For the period from July 1st to September 30, 2019	For the period from July 1st to September 30, 2018
Sales of goods and services	319,531	227,233	105,443	116,947

Total revenue from contracts with customers	319,531	227,233	105,443	116,947

Recognized at a point in time	319,531	227,233	105,443	116,947

4.1 Disaggregated revenue information

Types of goods	For the period from January 1st to September 30, 2019	For the period from January 1st to September 30, 2018	For the period from July 1st to September 30, 2019	For the period from July 1st to September 30, 2018
Revenue from crude oil	255,439	177,169	84,668	91,840
Revenue from natural gas	58,446	45,988	19,200	23,290
Revenue from NGL	5,646	4,076	1,575	1,817

Revenue from contracts with customers	319,531	227,233	105,443	116,947

VISTA OIL & GAS S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Sales Channel	For the period from January 1st to September 30, 2019	For the period from January 1st to September 30, 2018	For the period from July 1st to September 30, 2019	For the period from July 1st to September 30, 2018
Refineries	255,439	177,169	84,668	91,840
Industries	32,404	29,054	10,761	16,536
Retail distributors of natural gas	22,152	13,692	7,699	5,334
Natural gas for electricity generation	3,890	3,242	740	1,420
Commercialization of NGL	5,646	4,076	1,575	1,817

Revenue from contracts with customers	319,531	227,233	105,443	116,947

Note 5. Crude oil stock fluctuation and operating expenses

5.1 Crude oil stock fluctuation

	For the period from January 1st to September 30, 2019	For the period from January 1st to September 30, 2018	For the period from July 1st to September 30, 2019	For the period from July 1st to September 30, 2018
Inventories of crude oil at the beginning of the period (Note 17)	2,722	—	6,095	2,538

Incorporation of inventories for acquisition of companies	—	2,924	—	—

Less: Inventories of crude oil at the end of the period (Note 17)	(3,730)	(2,805)	(3,730)	(2,805)

Total Crude oil stock fluctuation	(1,008)	119	2,365	(267)

5.2 Operating expenses

	For the period from January 1st to September 30, 2019	For the period from January 1st to September 30, 2018	For the period from July 1st to September 30, 2019	For the period from July 1st to September 30, 2018
Fees and compensation for services	53,758	37,968	18,633	18,531
Consumption of materials and repairs	13,517	6,999	3,364	3,483
Salaries and social security charges	7,289	4,718	2,009	1,266
Easements and tariffs	7,420	4,590	2,338	2,165
Transportation	2,024	1,169	821	289
Employee benefits	1,851	903	753	440
General expenses	2,856	1,141	509	372

Total Operating expenses	88,715	57,488	28,427	26,546

VISTA OIL & GAS S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 6. Selling expenses

	For the period from January 1st to September 30, 2019	For the period from January 1st to September 30, 2018	For the period from July 1st to September 30, 2019	For the period from July 1st to September 30, 2018
Taxes, rates and contributions	9,901	6,437	2,865	3,413
Transportation	7,481	4,080	2,955	2,138
Tax on bank transactions	3,374	2,561	1,252	1,556
Allowances/(Reversal) for expected credit losses	(402)	3	(222)	—
Fees and compensation for services	39	127	1	102

Total selling expenses	20,393	13,208	6,851	7,209

Note 7. General and administrative expenses

	For the period from January 1st to September 30, 2019	For the period from January 1st to September 30, 2018	For the period from July 1st to September 30, 2019	For the period from July 1st to September 30, 2018
Salaries and social security charges	7,138	5,840	1,978	4,781
Share-based payments expense	7,532	2,550	2,778	1,650
Fees and compensation for services	6,925	8,351	1,399	1,448
Employee benefits	4,085	1,140	1,159	424
Institutional advertising and promotion	1,325	70	390	—
Taxes, rates and contributions	917	513	411	223
Other	1,230	1,167	163	797

Total General and administrative expenses	29,152	19,631	8,278	9,323

Note 8. Exploration expenses

	For the period from January 1st to September 30, 2019	For the period from January 1st to September 30, 2018	For the period from July 1st to September 30, 2019	For the period from July 1st to September 30, 2018
Geological and geophysical expenses	611	180	(333)	(122)

Total exploration expenses	611	180	(333)	(122)

Note 9. Other operating income and expenses

9.1 Other operating income

	For the period from January 1st to September 30, 2019	For the period from January 1st to September 30, 2018	For the period from July 1st to September 30, 2019	For the period from July 1st to September 30, 2018
Services to third parties (1)	2,258	2,879	715	2,534
Other	440	—	233	—

Total other operating income	2,698	2,879	948	2,534

(1)	Corresponds to services provided to customers that does not correspond to the main activity of the Company.

VISTA OIL & GAS S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

9.2 Other operating expenses

	For the period from January 1st to September 30, 2019	For the period from January 1st to September 30, 2018	For the period from July 1st to September 30, 2019	For the period from July 1st to September 30, 2018
Allowance for materials and spare parts (1)	(850)	(507)	673	(605)
Restructuring expenses (2)	(702)	(10,682)	(35)	(4,531)
Transaction costs related to the business combinations	—	(2,380)	—	—
Provision for environmental remediation	(324)	(753)	(171)	(586)
Provision for contingencies	(318)	(3)	(12)	(6)
Other	—	(1,157)	—	(1,547)

Total other operating expenses	(2,194)	(15,482)	455	(7,275)

(1)	Includes 264 related to current materials and spare parts and 586 related to non-current materials and spare parts, for the nine months ended September 30, 2019,
(2)

For the period from July 1st to September 30,2019 the Company recorded restructuring charges that includes severance payments and other related fees, such charges relate to the spin-off mention in Note 26.

Note 10. Financial results

10.1 Interest income

	For the period from January 1st to September 30, 2019	For the period from January 1st to September 30, 2018	For the period from July 1st to September 30, 2019	For the period from July 1st to September 30, 2018
Interests on government notes at amortized costs	37	381	—	117
Financial interests (Note 16.3)	660	—	382	(1,212)

Total interest income	697	381	382	(1,095)

10.2 Interest expense

	For the period from January 1st to September 30, 2019	For the period from January 1st to September 30, 2018	For the period from July 1st to September 30, 2019	For the period from July 1st to September 30, 2018
Financial liabilities interest (Note 16.2)	(20,305)	(4,529)	(7,976)	(4,529)
Other interest (Note 16.3)	(4)	(6,595)	(8)	(2,702)

Total interest expense	(20,309)	(11,124)	(7,984)	(7,231)

VISTA OIL & GAS S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

10.3 Other financial results

	For the period from January 1st to September 30, 2019	For the period from January 1st to September 30, 2018	For the period from July 1st to September 30, 2019	For the period from July 1st to September 30, 2018
Foreign currency exchange difference, net	(1,391)	(12,625)	(3,325)	(1,832)
Changes in the fair value of government bonds and mutual funds (Note 16.3)	(5,258)	1,432	(5,336)	1,432
Changes in the fair value of Warrants (Note 16.3)	21,118	(3,073)	33,145	(3,073)
Unwinding of discount on asset retirement obligation (Note 16.3)	(1,209)	(503)	(407)	(123)
Effect of discount of assets and liabilities at present value (Note 16.3)	(859)	—	(433)	—
Interest expense leases (Note 2.2)	(740)	—	(300)	—
Costs of early settlements of borrowings and amortized costs (Note 16.2)	(1,469)	(13,754)	(552)	(7,734)
Other	(516)	—	(372)	—

Total Other financial results	9,676	(28,523)	22,420	(11,330)

Note 11. Earnings (loss) per share

a)    Basic

Basic earnings (loss) per share are calculated by dividing the results attributable to equity holders of the parent by the weighted average of outstanding common shares during the period of the Company.

b)    Diluted

Diluted earnings (loss) per share are by dividing the net (loss) / earnings by the weighted average number of common shares outstanding during the period, plus the weighted average number of common shares that would be issued upon the conversion of all instruments with dilution potential in common shares unless such shares are anti-dilutive.

Potential common shares will be deemed dilutive only when their conversion into common shares may reduce the earnings per share or increase losses per share of the continuing business. Potential common shares will be deemed anti-dilutive when their conversion into common shares may result in an increase in the earnings per share or a decrease in the losses per share of the continuing operations.

The calculation of diluted earnings (loss) per share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the losses per share, or where the option exercise price is higher than the average price of common shares during the period, no dilutive effect is recorded, being the diluted earnings (loss) per share equal to the basic.

As of September 30, 2019, VISTA has shares that can potentially be dilutive.

	For the period from January 1st to September 30, 2019	For the period from January 1st to September 30, 2018	For the period from July 1st to September 30, 2019	For the period from July 1st to September 30, 2018
Net earnings /(loss) for the period	11,526	(72,230)	21,502	(27,887)
Weighted average number of outstanding common shares	77,717,883	51,959,440	83,898,133	70,409,317

Basic earnings /(loss) per common share (US Dollar per share)	0.148	(1.390)	0.256	(0.396)

VISTA OIL & GAS S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	For the period from January 1st to September 30, 2019	For the period from January 1st to September 30, 2018	For the period from July 1st to September 30, 2019	For the period from July 1st to September 30, 2018
Net earnings /(loss) for the period	11,526	(72,230)	21,502	(27,887)
Weighted average number of outstanding common shares	80,314,551	51,959,440	86,804,532	70,409,317

Diluted earnings/ (loss) per common share (US Dollar per share)	0.144	(1.390)	0.248	(0.396)

As of September 30, 2019, VISTA has the following potential common shares that are anti-dilutive and are therefore excluded from the weighted average number of common shares for the purpose of diluted (loss) / earnings per share:

i.	33,226,667 Series A shares related to the 99,680,000 outstanding Warrants, and

ii.	3,436,920 Series A shares to be used pursuant to the Long-Term Incentive Plan (LTIP) for employee and for which has not been granted as part of LTIP.

There have been no other transactions involving common shares or potential common shares between the reporting date and the date of authorization of these unaudited interim condensed consolidated financial statements.

VISTA OIL & GAS S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 12. Property, plant and equipment

Changes in property, plant and equipment for the nine-month period ended September 30, 2019 are as follows:

	Land and buildings	Vehicles, machinery, installations, computer equipment and furniture	Oil and gas properties	Wells and production facilities (1)	Work in progress	Materials and spare parts	Total
Cost
As of December 31, 2018	2,221	15,665	351,306	424,962	90,693	9,491	894,338

Additions	—	39	—	—	109,557	95,365	204,961
Transfers	—	1,492	—	164,286	(91,443)	(74,335)	—
Disposals	—	—	—	(3,627)	—	(1,303)	(4,930)
Assests held for sale (Note 26)	—	(652)	—	(11,959)	—	—	(12,611)

As of September 30, 2019	2,221	16,544	351,306	573,662	108,807	29,218	1,081,758

Accumulated depreciation
As of December 31, 2018	(14)	(1,354)	(1,426)	(70,822)	—	—	(73,616)

Depreciation and depletion charge for the period	(11)	(1,756)	(14,522)	(95,765)	—	—	(112,054)
Disposals	—	—	—	132	—	—	132
Assests held for sale (Note 26)	—	60	—	6,703	—	—	6,763

As of September 30, 2019	(25)	(3,050)	(15,948)	(159,752)	—	—	(178,775)

Net book value
As of September 30, 2019	2,196	13,494	335,358	413,910	108,807	29,218	902,983

As of December 31, 2018	2,207	14,311	349,880	354,140	90,693	9,491	820,722

(1)	Disposals of wells and production facilities are related to the reestimations of assets retirement obligation.

VISTA OIL & GAS S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 13. Goodwill and other intangible assets

Changes in goodwill and other intangible assets for the nine-month period ended September 30, 2019 are as follows:

		Other intangible assets
	Goodwill	Software licenses	Exploration rights	Total
Cost
As of December 31, 2018	28,484	2,716	29,681	32,397
Additions	—	3,068	—	3,068
Disposals	—	—	(278)	(278)

As of September 30, 2019	28,484	5,784	29,403	35,187

Accumulated amortization
As of December 31, 2018	—	(797)	—	(797)

Amortization charge for the period	—	(955)	—	(955)

As of September 30, 2019	—	(1,752)	—	(1,752)

Net book value
As of September 30, 2019	28,484	4,032	29,403	33,435

As of December 31, 2018	28,484	1,919	29,681	31,600

Note 14. Income tax expense

The Company calculates the period of income tax expense using the rax rate that would be applicable to the expected total annual earnings. The major components of income tax expense in the intermin condensed consolidated statement for profit or loss are the following:

	For the period from January 1st to September 30, 2019	For the period from January 1st to September 30, 2018	For the period from July 1st to September 30, 2019	For the period from July 1st to September 30, 2018
Income taxes
Current income tax benefit/(expenses)	1,587	(29,411)	5,054	(13,284)
Deferred income benefit/(expenses) tax relating to origination and reversal of temporary differences	(22)	(30,206)	911	(14,915)

Income tax benefit /(expense) reported in the statement of profit or loss	1,565	(59,617)	5,965	(28,199)

Deferred tax charged to OCI	7	(579)	(248)	—

Total income tax benefit/ (expenses)	1,572	(60,196)	5,717	(28,199)

For the nine months ended September 30, 2019 and 2018, the Company´s effective tax rate was 16% and 473%, respectively.

Significant differences between the effective and the statutory tax rate for the nine-month period ended September 30, 2019 and 2018 includes (i) devaluation of Argentine Peso against the U.S. Dollar which impacts the tax deduction of the Company’s non-monetary assets, (ii) unrecognized net operating losses incurred in Mexico, and (iii) the application of the tax inflation adjustment.

Effective tax rate for the nine-month period ended September 30, 2019 decreased to 16% as compared with the effective tax rate for the six-month period ended June 30, 2019 of 79% due to i) a strong devaluation of the Argentine Peso against the U.S. Dollar,

VISTA OIL & GAS S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

which generated a significant impact on foreign exchange tax losses from negotiable obligations and financial debt; and ii) a decrease in the expected annual profit before income tax generated mainly by lower revenues due to the deceleration of the producing activity derived from the economic context in Argentina (see Note 2.6).

Note 15. Trade and other receivables

	As of September 30, 2019	As of December 31, 2018
Non-current
Other receivables:
Prepayments, tax receivables and others:
Prepaid expenses and other receivables	10,024	10,646
Turnover tax credit	278	496

	10,302	11,142
Financial assets:
Natural gas surplus injection promotion program credit (1)	4,877	9,049
Advances and loans to employees	753	—

	5,630	9,049

Other receivables	15,932	20,191

Total non-current trade and other receivables	15,932	20,191

	As of September 30, 2019	As of December 31, 2018
Current
Trade:
Receivables from oil and gas sales (net)	58,441	55,032
Checks to be deposited	3	883

	58,444	55,915

Other receivables:
Prepayments, tax receivables and others:
Value Added Tax (“VAT”) credit	11,163	10,127
Income tax credit	17,153	3,826
Turnover tax credit	1,046	1,938
Prepaid expenses	1,442	572

	30,804	16,463
Financial assets:
Natural gas surplus injection promotion program credit (1)	7,537	6,899
Receivables from services to third parties	2,557	2,850
Director´s Advances and loans to employees	316	1,818
Grants on propane credit	932	982
Related parties (Note 25)	—	186
Price stability program of NGL credit	622	151
Balance with joint operations	441	—
Other	903	786

	13,308	13,672

Other receivables	44,112	30,135

Total current trade and other receivables	102,556	86,050

(1)

As of September 30, 2019, and December 31, 2018 corresponds to balances pending collection for compensations under the Natural Gas Surplus Injection Promotion Program for Companies with Reduced Injection (“IR Program”). See Note 2.6.2.1

Due to the short-term nature of the current trade and other receivables, their carrying amount is considered to be similar to its fair value. For the non-current trade and other receivables, the fair values are also not significantly different to their carrying amounts.

VISTA OIL & GAS S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Trade receivables are non-interest bearing and are generally on terms of 30 days for crude oil revenues and 65 days for natural gas and NGL revenues. No interest is charged on outstanding trade receivables.

There has been no change in the estimation techniques or significant assumptions made during the nine-month period ended September 30, 2019.

The Group writes off a trade receivable when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery, e.g. when the debtor has been placed under liquidation or has entered into bankruptcy proceedings. None of the trade receivables that have been written off is subject to enforcement activities. The Company has recognized a loss allowance of 100% against all receivables over 90 days past due because historical experience has indicated that these receivables are generally not recoverable.

As of September 30, 2019, trade receivables that were past due amounted to 4,155 and no allowance for expected credit losses of trade receivables were registered.

As of the date of these condensed interim financial statements, the maximum exposure to credit risk corresponds to the carrying amount of each class of receivables.

Note 16. Financial Assets and financial liabilities

16.1 Financial liabilities:

	As of September 30, 2019	As of December 31, 2018
Non-Current
Financial liabilities	378,183	294,415

Total non-current	378,183	294,415

Current
Financial liabilities	69,964	10,352

Total current	69,964	10,352

Total financial liabilities	448,147	304,767

The maturities of the Company’s financial liabilites (excluding finance lease liabilities) and its exposure to interest rates are as follow:

	As of September 30, 2019	As of December 31, 2018
Fixed rate
Less than one year	55,834	4,841
One to two years	144,952	14,721
Three to five years	99,464	132,486

Floating rates
Less than one year	14,130	5,511
One to two years	88,904	14,721
Three to five years	44,863	132,487

See note 16.4 for information regarding the fair value of the borrowings.

VISTA OIL & GAS S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The following table details borrowings obtained during 2019 for which there is a carrying amount as of September 30, 2019:

Company (1)	Bank	Subscription date	Amount of principal	Interest	Rate	Expiration	Carrying amount
Vista Argentina	Banco de la Ciudad de Buenos Aires	March, 2019	10,000	Fixed	0% to 8%	September 2019 to March 2020	7,007
Vista Argentina	Banco Itaú	March, 2019	10,000	Fixed	6,5%	October 2019	10,329
Vista Argentina	Banco Macro (2)	March, 2019	15,000	Fixed	6.75%	September 2019	—
Vista Argentina	Banco Macro (2)	May, 2019	15,000	Fixed	5.50%	July, 2019	—
Vista Argentina	Banco BBVA (2)	May, 2019	10,000	Fixed	4.10%	August, 2019	—
Vista Argentina	Banco Macro	July, 2019	15,000	Fixed	5.75%	October 2019	15,189
Vista Argentina	Banco BBVA	July, 2019	15,000	Fixed	9.4%	July 2022	15,374

Additionally, Vista Argentina issued a simple non-convertible debt security, under the Notes Program that was approved by the National Securities Commision in Argentina (“CNV”) and issued the following negotiable obligations:

Company (1)	Documents	Subscription date	Amount of principal	Interest	Rate	Expiration	Carrying amount
Vista Argentina	Negotiable Obligations	July 2019	50,000	Fixed	7.88%	July 2021	50,052
Vista Argentina	Negotiable Obligations	August 2019	50,000	Fixed	8.5%	August 2022	50,053

(1)	Vista Oil & Gas Argentina S.A. actually Vista Oil & Gas Argentina S.A.U.
(2)	During the three-month period ended September 30, 2019 the Company canceled these borrowings

Under the aforementioned Program of Notes, the Company may publicly offer and issue debt securities in Argentina for a total capital amount of up to 800,000 or its equivalent in other currencies at any time.

16.1.1 Loan Agreement with OPIC

On September 11, 2019, the Board of Directors of the Overseas Private Investment Corporation (“OPIC”) has approved a credit line up to 300,000 in financing to Vista Argentina, with a tern of up to ten years. At the date of this financial statements no proceeds have been disposed of such credit line.

VISTA OIL & GAS S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

16.2 Changes in liabilities arising from financing activities

The movements in the financial liabilities are as follows:

	As of September 30, 2019	As of December 31, 2018
Balance at the beginning of the period	304,767	644,630
Proceeds from the bridge loan	—	260,000
Payment of bridge loan transaction costs	—	(11,904)
Payment of bridge loan	—	(260,000)
Payment of redemption of Series A shares	—	(204,590)
Capitalization of liability related to Series A shares (1)	—	(442,491)
Interest expense (Note 10.2)	20,305	15,546
Proceeds from loans	175,000	300,000
Payment of loan transaction costs	(1,275)	(6,376)
Payment of borrowings’ interests	(24,119)	(5,018)
Payment of borrowings’ principal(2)	(28,000)	—
Costs of early settlements of borrowings and amortized cost (Note 10.3)	1,469	14,970

At the end of the period	448,147	304,767

(1)	Non-cash movement
(2)	During the three-month period ended September 30, 2019 the Company canceled the borrowings of Banco Ciudad, Banco Macro and BBVA for an amount of 3,000; 15,000 and 10,000 respectively.

16.3 Financial instruments by category

The following chart presents financial instruments by category:

As of September 30, 2019	Financial assets/liabilities at amortized cost	Financial assets/liabilities FVTPL	Total financial assets/liabilities
Assets

Natural gas surplus injection stimulus program credit (Note 15)	4,877	—	4,877
Advances and loans to employees (Note 15)	753	—	753
American governments bonds (Nota 24)	7,822		7,822

Total non-current Financial assets	13,452	—	13,452

Cash and Banks (Note 18)	145,570	—	145,570
Short term investments (Note 18)	86,165	9,547	95,712
Receivables from oil and gas sales (Note 15)	58,441	—	58,441
Check to be deposited (Note 15)	3	—	3
Natural gas surplus injection stimulus program credit (Note 15)	7,537	—	7,537
Receivables from services to third parties (Note 15)	2,557	—	2,557
Advances and loans to employees (Note 15)	316	—	316
Grants on propane credit (Note 15)	932	—	932
Price stability program of NGL credit (Note 15)	622	—	622
Balace with join operations (Note 15)	441	—	441
Other (Note 15)	903	—	903

Total current Financial assets	303,487	9,547	313,034

VISTA OIL & GAS S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

As of September 30, 2019	Financial assets/liabilities at amortized cost	Financial assets/liabilities FVTPL	Total financial assets/liabilities
Liabilities

Accounts payable and accrued liabilities (Note 23)	566	—	566
Financial Liabilities (Note 16.1)	378,183	—	378,183
Warrants (Nota 16.4)	—	2,582	2,582

Total non-current Financial liabilities	378,749	2,582	381,331

Accounts payable and accrued liabilities (Note 23)	85,690	—	85,690
Financial Liabilities (Nota 16.1)	69,964	—	69,964

Total current Financial liabilities	155,654	—	155,654

As of December 31, 2018	Financial assets/liabilities at amortized cost	Financial assets/liabilities FVTPL	Total financial assets/liabilities
Assets

Natural gas surplus injection stimulus program credit (Note 15)	9,049	—	9,049

Total non-current Financial assets	9,049	—	9,049

Cash and Banks (Note 18)	13,254	—	13,254
Short term investments (Note 18)	38,862	28,792	67,654
Receivables from oil and gas sales (Note 15)	55,032	—	55,032
Check to be deposited (Note 15)	883	—	883
Natural gas surplus injection stimulus program credit (Note 15)	6,899	—	6,899
Receivables from services to third parties (Note 15)	2,850	—	2,850
Advances and loans to employees (Note 15)	1,818	—	1,818
Grants on propane credit (Note 15)	982	—	982
Related parties (Note 25)	186	—	186
Price stability program of NGL credit (Note 15)	151	—	151
Other (Note 15)	786	—	786

Total current Financial assets	121,703	28,792	150,495

Liabilities

Accounts payable and accrued liabilities (Note 23)	1,007	—	1,007
Financial Liabilities (Note 16.1)	294,415	—	294,415
Warrants (Note 16.4)	—	23,700	23,700

Total non-current Financial liabilities	295,422	23,700	319,122

Accounts payable and accrued liabilities (Note 23)	84,334	—	84,334
Financial Liabilities (Note 16.1)	10,352	—	10,352

Total current Financial liabilities	94,686	—	94,686

VISTA OIL & GAS S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The income, expenses, gains and losses derived from each of the financial instrument categories are indicated below:

For the nine-months period ended September 30, 2019:

	Financial assets/liabilities at amortized cost	Financial assets/liabilities at FVTPL	Total
Interest income (Note 10.1)	697	—	697
Interest expense (Note 10.2)	(20,309)	—	(20,309)
Costs of early settlements of borrowings and amortized cost (Note 10.3)	(1,469)	—	(1,469)
Changes in the fair value of Warrants (Note 10.3)	—	21,118	21,118
Changes in the fair value of government bonds and mutual funds (Note 10.3)	—	(5,258)	(5,258)
Interest expense leases (Note 10.3)	(740)	—	(740)
Effect of discount of assets and liabilities at present value (Note 10.3)	(859)	—	(859)
Unwinding of discount on asset retirement obligation (Note 10.3)	(1,209)	—	(1,209)
Foreign currency exchange difference, net (Note 10.3)	(1,391)	—	(1,391)
Other financial results (Note 10.3)	(516)	—	(516)

Total	(25,796)	15,860	(9,936)

For the nine-months period ended September 30, 2018:

	Financial assets/liabilities at amortized cost	Financial assets/liabilities at FVTPL	Total
Interest income (Note 10.1)	381	—	381
Interest expense (Note 10.2)	(11,124)	—	(11,124)
Costs of early settlements of borrowings and amortized cost (Note 10.3)	(13,754)	—	(13,754)
Changes in the fair value of Warrants (Note 10.3)	—	(3,073)	(3,073)
Changes in the fair value of government bonds and mutual funds (Note 10.3)	—	1,432	1,432
Unwinding of discount on asset retirement obligation (Note 10.3)	(503)	—	(503)
Foreign currency exchange difference, net (Note 10.3)	(12,625)	—	(12,625)

Total	(37,625)	(1,641)	(39,266)

16.4 Fair values

This note provides information about how the Group determines fair values of various financial assets and financial liabilities.

16.4.1 Fair value of the Group’s financial assets and financial liabilities that are measured at fair value on a recurring basis

The Company classifies the fair value measurements of financial instruments using a fair value hierarchy, which reflects the relevance of the variables used to perform those measurements. The fair value hierarchy has the following levels:

•	Level 1: quoted prices (not adjusted) for identical assets or liabilities in active markets.

•	Level 2: data different from the quoted prices included in Level 1 observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices).

•	Level 3: Asset or liability data based on information that cannot be observed in the market (i.e., unobservable data).

VISTA OIL & GAS S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The following table shows the Company’s financial assets and liabilities measured at fair value as of September 30, 2019 and December 31, 2018:

As of September 30, 2019	Level 1	Level 2	Level 3	Total
Assets
Financial assets at FVTPL
Government bonds and mutual funds	9,547	—	—	9,547

Total assets	9,547	—	—	9,547

As of September 30, 2019	Level 1	Level 2	Level 3	Total
Liabilities
Financial liabilities at FVTPL
Warrants	—	—	2,582	2,582

Total liabilities	—	—	2,582	2,582

As of December 31, 2018	Level 1	Level 2	Level 3	Total
Assets
Financial assets at FVTPL
Government bonds and mutual funds	28,792	—	—	28,792

Total assets	28,792	—	—	28,792

As of December 31, 2018	Level 1	Level 2	Level 3	Total
Liabilities
Financial liabilities at FVTPL
Warrants	—	—	23,700	23,700

Total liabilities	—	—	23,700	23,700

The value of the financial instruments negotiated in active markets is based on the market quoted prices as of the date of these financial statements. A market is considered active when the quoted prices are regularly available through a stock exchange, broker, sector-specific institution or regulatory body, and those prices reflect regular and current market transactions between parties that act in conditions of mutual independence. The market quotation price used for the financial assets held by the Company is the current offer price. These instruments are included in Level 1.

The fair value of financial instruments that are not negotiated in active markets is determined using valuation techniques. These valuation techniques maximize the use of market observable information, when available, and rely as little as possible on specific estimates of the Company. If all significant variables to establish the fair value of a financial instrument can be observed, the instrument is included in Level 2.

If one or more variables used to determine the fair value could not be observed in the market, the financial instrument is included in Level 3.

There were no transfers between Level 1 and Level 2 during the period from December 31, 2018 through September 30, 2019 or from December 31, 2017 through September 30, 2018.

The fair value of the Series A warrants, and Sponsor Warrants is determined using the Black & Scholes warrant pricing model by taking into consideration the expected volatility of the Company’s common shares in estimating the Company’s future stock price volatility. The risk-free interest rate for the expected life of the Sponsor Warrants is based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of the grant. The expected life is based upon the contractual term.

VISTA OIL & GAS S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The following weighted average assumptions were used to estimate the fair value of the warrant liability as of September 30, 2019:

As of September 30, 2019
Annualized volatility	22.690%
Domestic risk-free interest rate	6.589%
Foreign risk-free interest rate	1.555%
Expected life of warrants in years	3.51 years

This is a Level 3 recurring fair value measurement. The key level 3 inputs used by management to determine the fair value are the market price and the expected volatility. If the market price were to increase by US 0.10 this would increase the obligation by approximately 298 as of September 30, 2019. If the market price were to decrease US 0.10 this would decrease the obligation by approximately 276. If the volatility were to increase by 50 basis points this would increase the obligation by approximately 230 as of September 30, 2019. If the volatility were to decrease by 50 basis point, this would decrease the obligation by approximately 226 as of September 30, 2019.

Reconciliation of Level 3 fair value measurements:

	As of September 30, 2019	As of December 31, 2018
Balance of warrant liability as of the beginning of the period/year:	23,700	14,840
Total gains or losses:
– in profit or loss	(21,118)	8,860

Closing balance	2,582	23,700

16.4.2 Fair value of financial assets and financial liabilities that are not measured at fair value (but fair value disclosures are required)

Except as detailed in the following table, the Company consider that the carrying amounts of financial assets and financial liabilities recognized in the consolidated financial statements approximate their fair values as explained in the correspondent notes.

As of September 30, 2019	Carrying amount	Fair Value	Level
Liabilities
Financial Liabilities	448,147	396,000	2

Total liabilities	448,147	396,000

16.5 Financial instruments risk management objectives and policies

16.5.1 Financial Risk Factors

The Company’s activities are subject to several financial risks: market risk (including the exchange rate risk, the interest rate risk and the price risk), credit risk and liquidity risk.

Financial risk management is encompassed within the Company’s global policies, there is an integrated risk management methodology focused on monitoring risks affecting the whole Group. The Company’s risk management strategy seeks to achieve a balance between profitability targets and risk exposure levels. Financial risks are those derived from financial instruments the Company is exposed to during or at the closing of each period. The Company did not use derivative instruments to hedge any risk according to its risk management internal policies in the periods presented.

VISTA OIL & GAS S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Financial risk management is controlled by the Company’s Financial Department, which identifies, evaluates and covers financial risks. Risk management systems and policies are reviewed on a regular basis to reflect changes in market conditions and the Company’s activities. The Company has reviewed its exposure to financial risk factors and has not identified any significant change to the risk analysis included within its 2018 annual financial statements except for the following:

16.5.1.1 Market risks

Foreign exchange risk

The Company’s financial situation and the results of its operations are sensitive to variations in the exchange rate between the U.S. Dollars and Argentina peso (“ARS”) and other currencies. The Company does not use derivative financial instruments to mitigate associated exchange rate risks in the periods presented.

The majority of the Company´s sales are directly denominated in dollars or the evolution of its price follows the evolution of the quotation of this currency. The Company collects a significant portion of its revenues in ARS pursuant to prices which are indexed to the U.S. dollar, mainly revenues resulting from the sale of gas and crude oil.

During the period from December 31, 2018 through September 30, 2019 the Argentine Peso depreciated by approximately 53%.

The following tables demonstrate the sensitivity to a reasonably possible change in ARS exchange rate against the U.S. Dollar, with all other variables held constant. The impact on the Group’s profit before tax is due to changes in the fair value of monetary assets and monetary liabilities denominated in currencies other that the U.S. Dollar, the functional currency of the Company. The Group’s exposure to foreign currency changes for all other currencies is not material.

As of September 30, 2019
Change in Argentine Peso Rate	+/-14%
Effect in profit before tax	(5,699) / 5,699
Effect in pre-tax equity	(5,699) / 5,699

Argentine inflationary environment

Inflation in Argentina has been high for several years, but consumer price inflation (CPI) was not reported consistently. Given the differences in geographical coverage, weights, sampling, and methodology of various inflation series, the average CPI inflation for 2014, 2015, and 2016, and end-of-period inflation for 2015 and 2016 were not reported in the IMF’s April 2018 World Economic Outlook. The 3-year cumulative inflation using different combinations of retail price indices has been in excess of 100% since late 2017. However, the wholesale price index, which had been available consistently for the past three years, was about 75% on a 3-year cumulative basis in December 2017.

In the nine-month period ended September 30, 2019 the Argentine Peso devalued approximately 53%. During 2018, the Argentine Peso devalued approximately 100%, annual interest rates were raised in excess of 60%, and wholesale price inflation accelerated considerably. The 3-year cumulative rate of inflation reach a level of around 140%.

Cash flow and fair value interest rate risk

The management of the interest rate risk seeks to minize financial costs and limit the Company’s exposure to interest rate increases.

Indebtedness at variable rates exposes the Company to the interest rate risk on its cash flows due to the possible volatility they may experience. Indebtedness at fixed rates exposes the Company to the interest rate risk on the fair value of its liabilities, since they may be considerably higher than variable rates. As of September 30, 2019, approximately 33% of the indebtedness was subject to variable interest rates, mainly denominated in US dollar, at Libor rate plus an applicable margin. As of September 30, 2019, the variable interest rate was 6.674%.

The Company seeks to mitigate its interest-rate risk exposure through the analysis and evaluation of (i) the different liquidity sources available in the financial and capital market, both domestic and (if available) international; (ii) interest rates alternatives (fixed or variable), currencies and terms available for companies in a similar sector, industry and risk than the Company; (iii) the availability, access and cost of interest-rate hedge agreements. On doing this, the Company evaluates the impact on profits or losses resulting from each strategy over the obligations representing the main interest-bearing positions.

VISTA OIL & GAS S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

In the case of fixed rates and in view of the market’s current conditions, the Company considers that the risk of a significant decrease in interest rates is low and, therefore, does not foresee a substantial risk in its indebtedness at fixed rates.

For the nine-month periods ended September 30, 2019, the Company did not use derivative financial instruments to mitigate risks associated with fluctuations in interest rates.

The following chart shows the breakdown of the Company’s borrowings classified by interest rate and the currency in which they are denominated:

As of September 30, 2019
Fixed interest rate:
U.S dollar	300,250

Subtotal loans granted at a fixed interest rate	300,250

Floating interest rates:
U.S dollar	147,897

Subtotal loans granted at a floating interest rate	147,897

Note 17. Inventories

	As of September 30, 2019	As of December 31, 2018
Materials and spare parts	13,005	15,465
Crude oil (Note 5.1)	3,730	2,722

Total	16,735	18,187

Note 18. Cash, bank balances and short-term investments

	As of September 30, 2019	As of December 31, 2018
Banks	145,570	13,254
Mutual funds	90,797	52,793
Government bonds	4,915	11,457
Treasury Notes	—	3,404

Total	241,282	80,908

For the purposes of the statement of cash flows, cash and cash equivalents include cash on hand and in banks, mutual funds and time deposits with a maturity less than three month used by the Company and its part of its cash management. Cash and cash equivalents at the end of the reporting period as shown in the consolidated statement of cash flows can be reconciled to the related items in the consolidated statement of financial position as follows:

	As of September 30, 2019	As of December 31, 2018
Cash, banks and short-term investments	241,282	80,908

Less
Government bonds and treasury notes	(4,915)	(14,861)

Cash and cash equivalents	236,367	66,047

VISTA OIL & GAS S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 19. Share Capital

The following chart shows a reconciliation of the movements in equity of the Company from December 31, 2018 through September 30, 2019:

	Series A Publicly traded shares	Series A Private Offering	Series B	Series C	Total
Balances as of December 31, 2018	423,017	90,238	—	—	513,255
Number of shares	60,909,315	9,500,000	—	2	70,409,317

Net value of Series A shares on February 13, 2019	54,143	—	—	—	54,143
Number of shares	5,500,000	—	—	—	5,500,000

Net value of Series A shares on July 25, 2019	92,761				92,761
Number of shares	10,906,257				10,906,257

Series A shares granted for the LTIP	—	—	—	—	—
Number of shares	—	119,086	—	—	119,086

Balance as of September 30, 2019	569,921	90,238	—	—	660,159
Number of shares	77,315,572	9,619,086	—	2	86,934,660

On February 13, 2019 the Company completed the sale of 5,500,000 of series A shares and 5,000,000 of warrants to purchase series A shares for an aggregate amount of 55,000 to Kensington Investments B.V., pursuant to a Forward Purchase Agreement and certain subscription commitment, disclosed in Note 20.1.1 of the annual financial statements.

On July 25, 2019, the Company made a global offering in Mexico and United States, as a result of both transactions the Company issued a total of 10,906,257 new Series A shares.

The global offering consisted of:

(i)

an international offering in the United States and other countries outside of Mexico of 10,091,257 American Depositary Shares (“ADS”), each one representing one Series A share, at a price of US 9.25 per ADS. The ADS are listed on the New York Stock Exchange under the ticker “VIST”; and

(ii)	a concurrent public offering in Mexico of 815,000 Series A shares at a price equivalent to US 9.25 in Mexican pesos per Series A share.

For the global offering, the Company obtained net resources for 92,761.

The Company granted 119,086 Serie A shares that were in treasury to be used to implement the Long-Term Incentive Plan (LTIP) such shares are deposit into an Administrative Trust.

As of September 30, 2019, the Company’s variable share capital consisted of 86,934,660 Series A common shares with no face value each and each granting the right to one vote, issued and fully paid. As of September 30, 2019, the authorized common capital of the Company includes 41,857,581 Series A common shares in its treasury; which can be used in connection with the Warrants, the Forward Purchase Agreements and LTIP.

The variable portion of our capital stock is of unlimited amount pursuant to our bylaws and the applicable laws, whereas, the fixed portion of our capital stock is divided into 2 class C shares.

VISTA OIL & GAS S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 20. Provisions

	As of September 30, 2019	As of December 31, 2018
Non-Current
Asset retirement obligation	12,959	15,430
Environmental remediation	1,705	756

Total Non-current	14,664	16,186

	As of September 30, 2019	As of December 31, 2018
Current
Asset retirement obligation	1,186	823
Environmental remediation	696	2,968
Provisions for contingencies	318	349

Total Current	2,200	4,140

Note 21. Salaries and social security payable

	As of September 30, 2019	As of December 31, 2018
Current
Salaries and social security contributions	1,493	925
Provision for gratifications and bonus	5,352	5,423

Total current	6,845	6,348

Note 22. Other taxes and royalties payable

	As of September 30, 2019	As of December 31, 2018
Current
Royalties	4,144	5,467
Tax withholdings payable	863	909
Value added tax	274	—
Turnover tax	—	139
Other	64	—

Total current	5,345	6,515

Note 23. Accounts payable and accrued liabilities

	As of September 30, 2019	As of December 31, 2018
Non-Current
Accrued liabilities:
Extraordinary canon on SGIC	566	1,007

Total non-current accounts payable and accrued liabilities	566	1,007

Current
Accounts payable:
Suppliers	82,374	73,609

Total current accounts payable	82,374	73,609

VISTA OIL & GAS S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	As of September 30, 2019	As of December 31, 2018
Accrued liabilities:
Concession extension bonus Bajada del Palo payable	—	7,899
Extraordinary canon on SGIC	1,590	769
Balances with joint operations	1,726	1,023
Directors’ fees	—	1,034

Total current accrued liabilities	3,316	10,725

Total current accounts payable and accrued liabilities	85,690	84,334

Due to the short-term nature of the current payables and other payables, their carrying amount is considered to be the same as their fair value. The carrying amount of the non-current accrued liabilities does not differ significantly from its fair value.

Note 24. Employee defined benefit plans obligation

The following tables summarize the components of the net expense recognized in the consolidated statement of income for long-term employee benefit plans and the evolution of the long-term employee benefits liability in the consolidated statement of financial position:

For the period from January 1st to September 30, 2019
Cost of the current services	(54)
Cost of interest	(511)

Total	(565)

	As of September 30, 2019
	Present value of the obligation	Fair value of plan assets	Net liability at the end of the year
Balances at the beginning of period	(11,014)	7,712	(3,302)
Items classified in profit or loss
Current services cost	(54)	—	(54)
Cost for interest	(803)	292	(511)
Items classified in other comprehensive income
Actuarial loss	155	(182)	(27)
Benefit payments	449	(449)	—
Contributions paid	—	449	449

At the end of period	(11,267)	7,822	(3,445)

The fair value of the plan assets at the end of the reporting period by category, is as follow:

As of September 30, 2019
American government bonds	7,822

Total	7,822

VISTA OIL & GAS S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Estimated expected benefits payments for the next ten years are shown below. The amounts in the table represent the undiscounted cash flows and therefore do not reconcile to the obligations recorded at the end of the year:

As of September 30, 2019
Less than one year	769
One to two years	759
Two to three years	749
Three to four years	779
Four to five years	766
Six to ten years	3,916

Significant actuarial assumptions used were as follows:

As of September 30, 2019
Discount rate	5%
Assets return rate	5%
Salaries increase
Up to 35 years old	1%
From 36 to 49 years old	1%
More than 50 years old	1%

The following sensitivity analysis shows the effect of a variation in the discount rate and salaries increase on the obligation amount.

If the discount rate would be 100 basis points higher (lower), the defined benefit obligation would decrease by 1,166 (increase by 982) as of September 30, 2019.

If the expected salary growth increases (decreases) by 1%, the defined benefit obligation would increase by 152 (decrease by 170) as of September 30, 2019.

The sensitivity analyses above have been determined based on reasonably possible changes of the respective assumptions occurring at the end of each reporting period, based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. Therefore, the presented analysis may not be representative of the actual change in the defined benefit obligation. The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the prior period.

Furthermore, in presenting the above sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of each reporting period, which is the same as that applied in calculating the defined benefit obligation liability recognized in the consolidated statement of financial position.

There was no change in the methods and assumptions used in preparing the sensitivity analysis from prior years.

Refer to Note 22 to the Annual Financial Statements for further details on the employee defined benefits plan obligation.

Note 25. Related parties’ transactions and balances

Note 2.3 to the Company’s annual financial statements as of December 31, 2018 provides information about the Group’s structure, including details of the subsidiaries of the holding company and the Company.

The following table provides the total amount of balances and transactions that have been entered into with related parties:

	As of September 30, 2019	As of December 31, 2018
Other receivables
Riverstone Vista Capital Partners L.P.	—	186

VISTA OIL & GAS S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Outstanding balances at the period-end/year-end are unsecured and interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. For the period beginning December 31, 2018 through September 30, 2019 and from December 31, 2017 through September 30, 2018, the Group has not recorded any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken at each period-end through examining the financial position of the related party and the market in which the related party operates.

There are no other related party transactions.

Note 26. Assets held for sale

On June 27, 2019, Vista signed an investment agreement with an affiliate of Riverstone (a related party), an affiliate of Southern Cross Group and FeederCo (“the Investors hereinafter”) to invest in Aleph Midstream S.A., a midstream company in Argentina (“Aleph Midstream” or “Aleph”).

As part of the investment agreement the Company agreed to spin off a group of assets that will be transfer to Aleph in exchange of equity through a merged- split agreement, defined below.

On July 17 and 18, 2019, the VISTA and Aleph Directories, respectively, resolved to initiate the procedures leading to the execution of a merger-split in accordance with the following guidelines: (i) the split of a portion of some assets currently owned by Vista to Aleph for the development of an infrastructure project for the processing and transportation of hydrocarbons, such as crude oil and gas, in the Neuquén Basin in the Argentine Republic that includes, (1) the plant of oil treatment located in the “Entre Lomas” area, the gas treatment plant located in the “Entre Lomas” area, the oil treatment plant located in the “25 de Mayo-Medanito SE” area, the facilities for the treatment of the production water associated with the crude treatment plants in the “Entre Lomas” and “25 de Mayo-Medanito SE” areas; (2) the pipelines that connect the aforementioned plants with the trunk transportation system for crude oil operated by Oldelval S.A. and for gas operated by Transportadora del Gas del Sur S.A.; and certain liabilities associated to social liabilities; (ii) Aleph’s absorption of the Split Assets in exchange for equity; and (iii) the assumption and continuation by Aleph of Vista’s activities and obligations in relation to the Split Assets.

The spin-off will be effective as of January 1, 2020, taking into account that from that date Aleph will be in a position to assume the exploitation of the Assets splinted by Vista. The split-merger process is pending approval by the National Securities Commission of the Argentine Republic and the corresponding Public Registry of Commerce.

If the Company does not obtain the concession titles by the earlier of the investors have contributed 75,000 in Aleph or 11 months from the closing of the transaction; the Investors will have the right to exercise a put option to sell to Vista all of their interests in Aleph.

As of September 30, 2019, the Company has assess as highly probable to obtain the approvals aforementioned and holds 0.27% of shareholder´s equity in Aleph consequently recognizes their results in Aleph investment by using the equity method.

The major classes and liabilities classified as held for spin-off as of September 30, 2019 are as follows:

As of September 30, 2019
Assets
Property, plant and equipment	5,848

Total non-current assets	5,848

Current assets
Trade and other receivables	1,214

Total current assets	1,214

Total assets	7,062

Liabilities
Non-current liabilities
Deferred income tax liabilities, net	769

Total non-current liabilities	769

VISTA OIL & GAS S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

As of September 30, 2019
Current liabilities
Salaries and social security payable	789

Total current liabilities	789

Total liabilities	1,558

Note 27. Commitments and contingencies

For a description of the Company’s investment commitments regarding their oil and gas properties, see notes 27 and 29.4 to the 2018 annual financial statements. Other than the investment agreement disclosed in Note 26 above there has been no significant changes from commitments and contingencies as of September 30, 2019.

Note 28. Business Combinations

There were no business combinations during the period ended September 30, 2019. Refer to Note 30 to the Annual Financial Statements for further details on the 2018 business combinations.

Note 29. Events after the reporting period

The Company has evaluated subsequent events as of September 30, 2019 to assess the need for potential recognition or disclosure in these financial statements. The Company assessed such events until October 22, 2019, the date these financial statements were available to be issued.

•

Exploration permit for Aguila Mora block has expired on June 26, 2019. Prior to such expiration, on June 11, 2019, the request for a 35-year term unconventional exploitation concession was filed with local authorities. The Decree approving the granting of the unconventional exploitation concession on Aguila Mora block is expected to be obtained in the short term.

There are no other events or operations that occurred between the closing date of the period and the date of issuance of the unaudited interim financial statements that could significantly affect the equity situation or the Company´s results as of the closing date.